EXHIBIT 99.1

August 17, 2021

Ms. Cynthia Dotzel
Mr. John Giambalvo
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Cindy and John,

Thank you for your time today. I wanted to summarize what I consider to be the key points of our discussion.

As I believe I made abundantly clear, my view is that Codorus Valley Bancorp, Inc. (“CVLY”) has materially underperformed relative to peers for an extended period of time. Our discussion today was focused on return on assets, but that view holds for almost every metric relevant to investors including total shareholder return and stock price performance. For purposes of our discussion, I had provided a comparison of CVLY to all banks included in the Russell 2000 index (which is attached to this letter as Exhibit A). In order to make future conversations more productive, you indicated you would provide me with the peer group that CVLY considers to be most applicable.

I believe I also made it abundantly clear that I am confident that CVLY’s current plan—as articulated by CVLY senior management—is unlikely to produce anything other than marginal improvements in CVLY’s profitability (at best) and is unlikely to close the gap with peer performance. I also reiterated my belief that CVLY could currently command a price and valuation per share in a sale higher than any valuation the public market might put on CVLY in the foreseeable future and that CVLY’s board of directors (the “Board”) should immediately engage a financial advisor and determine what price could be obtained in a sale.

In response to your questions, I offered the following suggestions:

1.

I recommended that the Board should determine the price that CVLY could obtain in a sale and compare that with the possible future value of CVLY (assuming CVLY continues with its current operating plan and appropriately discounted back to present value) after taking into account the risks and uncertainties associated with each option.

2.

I recommended that you (as independent directors and without CVLY management participation) should affirmatively reach out to institutional investors to canvass their views as to CVLY’s prospects and performance as well as their assessment of CVLY’s senior management and business plan. In addition to reaching out to existing investors, I also recommended that you reach out to institutions that previously held significant stakes in CVLY along similar lines.[1]

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1 Based on CVLY’s proxy filings, several current investors, such as The Banc Funds Company LLC, previously held significantly larger positions in CVLY while other notable bank investors who had, at one point, reported ownership of more than 5% of CVLY’s outstanding shares, such as Wellington Management Group LLP and Maltese Capital Management LLC, have exited their positions altogether.

250 Park Avenue

7th Floor

New York, NY 10177

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3.

I recommended that the independent directors meet regularly (at least quarterly and without CVLY management present) with representatives of various investment banking firms to hear those firms’ views as to the community bank landscape, market dynamics and CVLY’s performance and positioning relative to peers. Based on calls that I have received, I know that a number of investment banking firms would be eager to meet with you and I would be happy to supply the relevant details if that would be helpful.

4.

Finally, I recommended that, to the extent that the Board determines, in response to the analysis recommended in paragraph 1 above, that the best way to maximize shareholder value is to continue with CVLY’s current business plan, you should be prepared to engage in an extensive “sales job” to convince current and prospective investors that sticking with that plan will create more shareholder value than a sale.

During our conversation, you mentioned that the Board was also focused on the benefits that CVLY provides to employees, customers and the communities in which it operates. In response, I asked the question of whether there was something unique about CVLY that allowed it to provide greater benefits to those constituents than any other community bank might be able to offer in CVLY’s stead. I do not recall your exact answer but I recollect it was that the Board had not considered that question before. If my recollection is correct, I would also recommend that the Board give some consideration to that question as well.

I look forward to continuing an open dialogue.

Very truly yours,

/s/ J. Abbott R. Cooper

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Exhibit A

Source: Bloomberg
Russell 2000 Banks represents the median ROA for all banks in the Russell 2000 Index

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